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                         July 26, 2022

       Yanlai Shi
       Chief Executive Officer
       RYB Education, Inc.
       4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang
       Fengtai District, Beijing 100078
       People   s Republic of China

                                                        Re: RYB Education, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed May 11, 2022
                                                            File No. 001-38203

       Dear Mr. Shi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.
 Yanlai Shi
FirstName  LastNameYanlai Shi
RYB Education,  Inc.
Comapany
July       NameRYB Education, Inc.
     26, 2022
July 26,
Page  2 2022 Page 2
FirstName LastName
Annual Report on Form 20-F

Item 3. Key Information, page 3

1. Please revise the disclosure in the Introduction section on page 1 to remove the exclusion of Hong Kong and Macau from the definition of the PRC and China.

2. We note the "Our Holding Company Structure and Contractual Arrangements with the
         VIE" section on page 3 discusses legal and operational risks associated with being based in or having the majority of your operations in China and that your business operations may be subject to complex and evolving PRC laws and regulations. We also note that this section is drafted from a hypothetical or theoretical standpoint versus discussing in detail the recent regulatory changes which drove the divesture of your kindergarten business.
         Please revise to discuss in detail the relevant laws and regulations (including the Opinions of the State Council on Deepening Reform and Standardized Development of Preschool
         Education, the Regulations on the Implementation of the Law on the Promotion of Private
         Education, and the Preschool Education Law (Draft for Comments)) which directly impacted the company's business, the company's compliance with these new laws and regulations and all material financial impacts related to the divesture. In this regard, we note certain information is contained on pages 99 and F-60 but given the significance of the divestiture a more fulsome discussion should be provided in this section.

3. We note your disclosure that you are not a Chinese operating company but a Cayman
         Islands holding company and that you conduct our business in China through (i) your
         PRC subsidiaries and (ii) the former VIE and the new VIE with which you maintained contractual arrangements. Please disclose that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-
         reference to your detailed discussion of risks facing the company as a result of this structure.
4. Please disclose whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act and related regulations will affect your company. In this regard, disclose that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.
         Please revise the disclosure to include a cross-reference to the applicable risk factor.
 Yanlai Shi
FirstName  LastNameYanlai Shi
RYB Education,  Inc.
Comapany
July       NameRYB Education, Inc.
     26, 2022
July 26,
Page  3 2022 Page 3
FirstName LastName
5. Please revise to prominently disclose the entity (including the domicile) in which investors own an interest. Additionally, please disclose that investors may never hold equity interests in your Chinese operating companies.
6.       Provide early in the summary a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. With respect to the disclosed contractual arrangements with the VIEs in the diagram to be included here and in Item 4.C on page 85, please revise to use dashed lines without arrows. Additionally, describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
7. Please revise to provide a summary of risk factors section, disclose the risks that your corporate structure and being based in or having the majority of the
company   s operations
         in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
         China based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, we note that the
         "Summary of Risk Factors" section on page 10 should be moved to earlier in Item 3 and address the above disclosure topics.
8. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you have the necessary permissions and approvals to operate your business. If true, state as much and explain why such an opinion was not obtained. Please also explain the basis for your conclusions, such as why you are not required to have a cybersecurity review by the China Securities Regulatory Commission or the Cyberspace
         Administration of China. Additionally, the disclosure related to permission and approvals
 Yanlai Shi
FirstName  LastNameYanlai Shi
RYB Education,  Inc.
Comapany
July       NameRYB Education, Inc.
     26, 2022
July 26,
Page  4 2022 Page 4
FirstName LastName
         should not be qualified by materiality. Please make appropriate revisions to your disclosure.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements for both the former VIE and the new VIE. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
10. Please revise this section, in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or
         Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash or assets.
11. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies in this section, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state in this section that you have no such cash management policies that dictate how funds are transferred.
Item 3(d). Risk Factors, page 10

12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
13. To the extent that any of your officers and directors are located in China, Macau or Hong
         Kong, please add a risk factor that addresses the difficulty of bringing actions against these individuals and enforcing judgments against them.
If the PRC government finds that the agreements that establish the structure for operating some of our business operations in China, page 30

14. Please revise to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your
 Yanlai Shi
RYB Education, Inc.
July 26, 2022
Page 5
      PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Item 4.C Organizational Structure
Contractual Arrangements with the Former VIE and Their Respective Shareholders, page 85

15. We note your disclosure regarding the disposal of the former VIE, which included Beijing
      RYB Children Education Technology Development Co., Ltd., Beiyao
Technology
      Development Co., Ltd., and their subsidiaries. Please revise to provide more information regarding the impetus for this reorganization and any material financial impact this may have upon the company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameYanlai Shi
                                                            Division of
Corporation Finance
Comapany NameRYB Education, Inc.
                                                            Office of Trade &
Services
July 26, 2022 Page 5
cc:       Yuting Wu
FirstName LastName